UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Sphere 3D Corp.
(Name of Issuer)

Common shares, no par value
(Title of Class of Securities)

8481L100
(CUSIP Number)

Katharine Ryan-Weiss MF Ventures, LLC 201 Spear Street, 14th Floor San Francisco, CA 94105 415-356-2500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to: Amanda Galton, Esq. Orrick, Herrington & Sutcliffe LLP 405 Howard Street San Francisco, CA 94105 415-773-5700 March 24, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ( "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 8481L100	Page 1 of 7

1	NAMES OF REPORTING PERSONS

MF Ventures, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
37,368,415

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
37,368,415

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
37,368,415

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
30.3%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

______________________________
*  See Item 5 for more information on calculating this percentage.

CUSIP No. 8481L100	Page 2 of 7

1	NAMES OF REPORTING PERSONS

Victor B. MacFarlane

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
37,368,415

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
37,368,415

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
37,368,415

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
30.3%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

______________________________
*  See Item 5 for more information on calculating this percentage.

CUSIP No. 8481L100	Page 3 of 7

1	NAMES OF REPORTING PERSONS

Thaderine D. MacFarlane

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
37,368,415

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
37,368,415

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
37,368,415

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
30.3%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

______________________________
*  See Item 5 for more information on calculating this percentage.

CUSIP No. 8481L100	Page 4 of 7

Explanatory Note

This Amendment No. 3 ("Amendment No. 3") amends and supplements the statement on Schedule 13D filed with the SEC on February 1, 2017, as amended by Amendment No. 1 filed on March 7, 2017 and Amendment No. 2 filed on March 21, 2017 (these filings, collectively, are the "Statement"), by the Reporting Persons with respect to the common shares, no par value (the "Common Shares"), of Sphere 3D Corp., an Ontario corporation (the "Issuer"). Capitalized terms used, but not otherwise defined, herein have the meanings ascribed to them in the Statement.

Item	3. Source and Amount of Funds or Other Consideration.

Amendment No. 3 amends and supplements Item 3 of the Statement by adding the following:

"The source of funds for the transaction described under heading "March 2017 Securities Purchase Agreement" was the working capital of MF Ventures and the amount of such funds was $999,999.88."

Item	4. Purpose of Transaction.

Amendment No. 3 amends and supplements Item 4 of the Statement by adding the following after "Further Matters":

"March	2017 Securities Purchase Agreement

On March 24, 2017, MF Ventures and the Issuer entered into the Securities Purchase Agreement (the "March 2017 SPA").  Pursuant to the March 2017 SPA, MF Ventures agreed to purchase the following for $999,999.98:

•	4,545,454 Common Shares at $0.22 per share (the "March 2017 Shares"); and
•	A Warrant exercisable to purchase 4,545,454 Common Shares at an initial exercise price of $0.30 per share (the "March 2017 Warrant").

The Issuer offered and issued the March 2017 Shares to MF Ventures pursuant to a registration statement on Form F-3 (File No. 333-206357) and related prospectuses dated March 24, 2017 and August 27, 2015 (the "March 2017 Registered Offering").  In a concurrent private placement with the March 2017 Registered Offering, the Issuer offered and issued the March 2017 Warrant to MF Ventures under Section 4(a)(2) of the Securities Act of 1933, as amended, and Rule 506 thereunder.

Further, pursuant to the March 2017 SPA, MF Ventures has the right to participate in future Issuer offerings of indebtedness, Common Shares, securities convertible into Common Shares, and other securities in an amount up to 50% of each such future offering (the "Participation Right").  The Participation Right expires 15 months after the closing of the March 2017 Registered Offering.

The foregoing description of the March 2017 SPA is qualified in its entirety by this reference to the March 2017 SPA that is filed as Exhibit 8 hereto and is hereby incorporated by reference into this Item 4.

March 2017 Warrant

MF Ventures, however, may not exercise the March 2017 Warrant until MF Ventures would beneficially own less than or equal to 4.99% of the Common Shares after such exercise (the "4.99% Blocker").  If the March 2017 Warrant were exercisable, the March 2017 Warrant has a term of 60 months from March 24, 2017, and may be exercised at any time or from time to time.  The March 2017 Warrant may be exercised on a cashless basis upon meeting certain conditions.  Further, while the March 2017 Warrant is outstanding, if the Issuer sells or grants options to purchase, reprices, or otherwise issues any Common Shares or securities convertible into Common Shares at a price less than $0.30, then the exercise price of the March 2017 Warrant will be reduced to such price, but in no event will

CUSIP No. 8481L100	Page 5 of 7

the exercise price be lower than $0.10, and the Common Shares issuable under the March 2017 Warrant will increase such that, after taking into account the decrease in exercise price, the aggregate exercise price under the March 2017 Warrant will be the same.  In addition, upon the occurrence of certain fundamental transactions concerning the Issuer, including mergers, sale of substantially all assets, and other significant corporate events, MF Ventures has certain rights, including the right to exchange the March 2017 Warrant for warrants to purchase securities of the successor entity and the right to have the Issuer repurchase the March 2017 Warrant for its Black-Scholes value.  The foregoing description of the March 2017 Warrant is qualified in its entirety by this reference to the Form of Warrant that is filed as Exhibit 9 hereto and is hereby incorporated by reference into this Item 4.

Leak-Out Agreement

Pursuant to the March 2017 SPA, MF Ventures and the Issuer entered into a Leak-Out Agreement, dated March 24, 2017 (the "Leak-Out Agreement").  Pursuant to the Leak-Out Agreement, from March 24, 2017 to April 23, 2017 (the "Restricted Period"), MF Ventures may not sell, dispose, or otherwise transfer on any trading day during the Restricted Period Common Shares, including the March 2017 Shares and any Common Shares issuable under the March 2017 Warrant, in an amount more than 7.778% of the trading volume of the Common Shares on that trading day; provided, however, that this foregoing restriction does not apply to any qualifying sales by MF Ventures at a price greater than $0.30.  The foregoing description of the Leak-Out Agreement is qualified in its entirety by this reference to the Form of Leak-Out Agreement that is filed as Exhibit 10 hereto and is hereby incorporated by reference into this Item 4.

Registration Rights Agreement

Pursuant to the March 2017 SPA, the Issuer and MF Ventures entered into a Registration Rights agreement, dated March 24, 2017 (the "Registration Rights Agreement"), pursuant to which the resale of the Common Shares issuable upon the exercise of the March 2017 Warrant will be registered with the SEC, and the Issuer will bear all fees and expenses attendant to registering such shares.  The foregoing description of the Registration Rights Agreement is qualified in its entirety by this reference to the Form of Registration Rights Agreement that is filed as Exhibit 11 hereto and is incorporated by reference into this Item 4."

Item 5.   Interest in Securities of the Issuer.

Amendment No. 3 amends and restates Item 5 of the Statement as follows:

"(a) and (b)

Per the prospectus dated March 24, 2017 filed on the same date with the SEC under the registration statement on Form F-3 (File No. 333-206357), the Issuer will have 102,572,543 Common Shares issued and outstanding as of March 29, 2017 (the "Outstanding Shares"), which includes 11,988,328 Common Shares issued and outstanding to MF Ventures prior to the March 2017 Registered Offering (the "MF Shares") and the March 2017 Shares (4,545,454 Common Shares) purchased by MF Ventures in the March 2017 Registered Offering.

As of March 31, 2017, each Reporting Person may be deemed to own beneficially in the aggregate 37,368,415 Common Shares (the "Securities") consisting of the MF Shares, the March 2017 Shares, and the Warrant Shares (20,834,633 Common Shares that may be purchased under certain warrants and the One-Year Warrants and the Five-Year Warrants).  Due to the 4.99 % Blocker, the 4,545,454 Common Shares issuable under the March 2017 Warrant may not deemed to be beneficially owned by the Reporting Persons.  Assuming no 4.99% Blocker, as of March 31, 2017, each Reporting Person may be deemed to own beneficially in the aggreate 41,913,869 Common Shares.

Further, as of March 31, 2017, each Reporting Person may be deemed to beneficially own 30.3% of the class of Common Shares, assuming 123,407,176 Common Shares outstanding as of March 29, 2017, which consists of the Outstanding Shares and the Warrant Shares.  Assuming no 4.99% Blocker, as of March 31, 2017, each Reporting Person may be deemed to beneficially own 32.8% of the class of Common Shares, assuming 127,952,630 Common Shares outstanding as of March 29, 2017, which consists of the Outstanding Shares, the Warrant Shares, and 4,545,454 Common Shares issuable under the March 2017 Warrant.

No Reporting Person has the sole power to vote or direct the vote or sole power to dispose or direct the disposition of the Securities. Each Reporting Person has the shared power to vote or to direct the vote or shared power to dispose or direct the disposition of the Securities.

CUSIP No. 8481L100	Page 6 of 7

Other than for purposes of Rule 13d-3 of the Act, the foregoing statements will not be deemed to constitute an admission by each Reporting Person that the Reporting Person is the beneficial owner of any Securities disclosed under this Statement, and such beneficial ownership is expressly disclaimed.

(c)

The information disclosed under Items 3 and 4 of Amendment No. 3 is incorporated by reference into this Item 5(c).  Further, the information disclosed under Item 5(c) in Amendment No. 2 to the Statement filed on March 21, 2017 with the SEC is incorporated by reference into this Item 5(c).

(d)

None.

(e)

Not Applicable."

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Amendment No. 3 amends and supplements Item 6 of the Statement by adding the following:

"The information disclosed under Items 3, 4, and 5 of Amendment No. 3 is incorporated by reference into this Item 6.  Exhibits  8, 9, 10, and 11 to this Amendment No. 3 are incorporated by reference into this Item 6."

Item 7.    Material to be Filed as Exhibits

Amendment No. 3 amends and supplements Item 7 of the Statement by adding the following:

"Exhibit
Number	Description
7	Joint Filing Agreement to Amendment No. 3 (filed herewith).
8	Form of Securities Purchase Agreement dated March 24, 2017 (incorporated herein by reference to Exhibit 99.1 to the Issuer's Form 6-K deemed filed with the SEC on March 24, 2017 (File No. 001-36532)).
9	Form of Warrant (incorporated herein by reference to Exhibit 99.2 to the Issuer's Form 6-K deemed filed with the SEC on March 24, 2017 (File No. 001-36532)).
10	Form of Leak-Out Agreement (incorporated herein by reference to Exhibit 99.3 to the Issuer's Form 6-K deemed filed with the SEC on March 24, 2017 (File No. 001-36532)).
11	Form of Registration Rights Agreement (incorporated herein by reference to Exhibit 99.4 to the Issuer's Form 6-K deemed filed with the SEC on March 24, 2017 (File No. 001-36532))."

CUSIP No. 8481L100	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 31, 2017

MF Ventures, LLC

By:	/s/ Victor B. MacFarlane
Name: Victor B. MacFarlane
Title: Manager

Victor B. MacFarlane

/s/ Victor B. MacFarlane

Thaderine D. MacFarlane

/s/ Thaderine D. MacFarlane

CUSIP No. 8481L100

Exhibit 7

Joint Filing Agreement to Amendment No. 3 Pursuant to Rule 13d-1(k)

This "Joint Filing Agreement" is made pursuant to Rule 13d-l(k)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by and among the parties listed below, each a "Joint Filer."
The Joint Filers agree that this Amendment No. 3 to the Statement on Schedule 13D, to which this Joint Filing Agreement is an exhibit (the "Amendment"), may be filed on each of their behalf and that the Amendment may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1(k) of the Exchange Act.
IN WITNESS WHEREOF, each of the Joint Filers hereby execute this Joint Filing Agreement as of March 31, 2017.

MF Ventures, LLC

By:	/s/ Victor B. MacFarlane
Name: Victor B. MacFarlane
Title: Manager

Victor B. MacFarlane

/s/ Victor B. MacFarlane

Thaderine D. MacFarlane

/s/ Thaderine D. MacFarlane